                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    Gleberman,                       Joseph              H.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Ticketmaster Online-CitySearch, Inc.
    (TMCS)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    February/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class B Common Stock                |   2/3/00   |    C   |   |       60,000  | A   |   01     |              |    I    |    02    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class B Common Stock                |   2/3/00   |    S   |   |           02  | D   |   02     |              |    I    |    02    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class B Common Stock                |   2/15/00  |    P   |   |          700  | A   |  $37.00  |              |    I    |    03    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class B Common Stock                |   2/25/00  |    C   |   |    2,327,981  | A   |   01     |    2,327,981 |    I    |    04    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class B Common Stock                |            |        |   |               |     |          |        .2756 |    I    |    05    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |               |                 |                       |        |9.       |10.   |      |
               |        |        |      |               |                 |                       |        |Number   |Owner-|      |
               |        |        |      |               |                 |                       |        |of       |ship  |      |
               |2.      |        |      |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A        |        |        |    | |       |       |        |        |Class B      |         |        |         |      |      |
Common Stock   |   01   |2/3/00  | C  | |       | 60,000| Immed. |   01   |Common Stock |  60,000 |        |         |  I   |  02  |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A        |        |        |    | |       |       |        |        |Class B      |         |        |         |      |      |
Common Stock   |   01   |2/25/00 | C  | |       |  04   | Immed. |   01   |Common Stock |  01,04  |        |  -0-    |  I   |  04  |
====================================================================================================================================

Explanation of Responses:

01: Each share of Class A Common Stock is convertible at any time at the option of the holder, without payment of consideration, into one share of Class B Common Stock. Additionally, each share of Class A Common Stock will generally be converted automatically into one share of Class B Common Stock upon any transfer by the initial registered holder.

02: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). On February 3, 2000, certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner (the "Limited Partnerships") sold 12,500 shares of Class B Common Stock at $41.75 per share, 7,500 shares of Class B Common Stock at $42.188 per share, 6,500 shares of Class B Common Stock at $41.375 per share, 8,000 shares of Class B Common Stock at $41.313 per share and 25,500 shares of Class B Common Stock at $41.24 per share. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

03: The Reporting Person is a managing director of Goldman Sachs. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. The securities reported herein as indirectly purchased were purchased and may be deemed to have been beneficially owned directly by Goldman Sachs. The sale made in connection with this purchase was part of an approved basket and therefore not reported. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any to the Company. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, if any.

04: The Reporting Person is a managing director of Goldman Sachs. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. On February 25, 2000, the Limited Partnerships converted, in the aggregate, 2,327,981 shares of Class A Common Stock into an equal number of shares of Class B Common Stock. Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 2,327,981 shares of Class B Common Stock through the Limited Partnerships. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

05: The Reporting Person is a managing director of Goldman Sachs. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs and GS Group may be deemed to own beneficially and indirectly .2756 shares of Class B Common Stock which may be deemed to be beneficially owned directly by the Goldman Sachs 1999 Exchange Place Fund, L.P. ("1999 Exchange Fund"). An affiliate of Goldman Sachs and GS Group is the general partner of the 1999 Exchange Fund. Goldman Sachs is the investment manager of the 1999 Exchange Fund. The .2756 shares reported herein as indirectly beneficially owned by GS Group and Goldman Sachs represents GS Group's proportionate interest in the shares of the Issuer owned by the 1999 Exchange Fund. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.





By:  s/ Roger S. Begelman                                     March 10, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
             Attorney-in-fact



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.